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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 1)*

Americredit Corp.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

03060R101
(CUSIP Number)

Bruce R. Berkowitz c/o Fairholme Capital Management, L.L.C. 4400 Biscayne Boulevard, 9th Floor Miami, FL 33137 (305) 358-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03060R101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[__]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	03060R101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce R. Berkowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[__]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	03060R101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Funds, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[__]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	03060R101

Item 1.	Security and Issuer.

The name of the issuer is AmeriCredit Corp. (the "Issuer").  The address of the Issuer's offices is 801 Cherry Street, Suite 3500, Fort Worth, Texas 76102.  This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D is being filed jointly by Fairholme Capital Management, L.L.C., a Delaware limited liability company (“Fairholme”), Fairholme Funds, Inc. (the “Fund”), a Maryland investment company and Bruce R. Berkowitz, a United States citizen (collectively with Fairholme and the Fund, the “Reporting Persons”).

The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, 9th Floor, Miami, FL 33137.

Bruce R. Berkowitz is the managing member of Fairholme, an investment management firm that serves as the investment adviser to the Fund and other advisory accounts.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the working capital of the Fund and the advisory accounts over which Bruce Berkowitz, through his role at Fairholme, exercises investment discretion.

No borrowed funds were used to purchase the Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Shares of the Issuer for investment purposes.

This Schedule 13D is being filed to reflect the fact that pursuant to an Agreement and Plan of Merger of the Issuer, the Issuer became a wholly owned subsidiary of GM Holdings as of the close of business on September 30, 2010.  Pursuant to such Agreement and Plan of Merger, the Shares held by the Reporting Persons were converted into the right to receive cash.

Fairholme has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a-e)  As of the date hereof, Fairholme may be deemed to be the beneficial owner of 0 Shares (0%) of the Issuer, the Fund may be deemed to be the beneficial owner of 0 Shares (0%) of the Issuer and Bruce R. Berkowitz may be deemed to be the beneficial owner of 0 Shares (0%) of the Issuer, based upon the 135,390,408 Shares outstanding as of August 26, 2010, according to the Issuer.

Fairholme has the sole power to vote or direct the vote of 0 Shares, Fairholme Funds, Inc. has the sole power to vote or direct the vote of 0 Shares and Bruce R. Berkowitz has the sole power to vote or direct the vote of 0 Shares to which this filing relates.  Fairholme has the shared power to vote or direct the vote of 0 Shares, Fairholme Funds, Inc. has the shared power to vote or direct the vote of 0 Shares and Bruce R. Berkowitz has the shared power to vote or direct the vote of 0 Shares to which this filing relates.

Fairholme has the sole power to dispose or direct the disposition of 0 Shares, Fairholme Funds, Inc. has the sole power to dispose or direct the disposition of 0 Shares and Bruce R. Berkowitz has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.  Fairholme has the shared power to dispose or direct the disposition of 0 Shares, Fairholme Funds, Inc. has the shared power to dispose or direct the disposition of 0 Shares and Bruce R. Berkowitz has the shared power to dispose or direct the disposition of 0 Shares to which this filing relates.

The trading dates, number of Shares purchased and the price per share for all transactions in the Shares during the 60 days prior to the date of this filing by the Reporting Persons are set forth in Exhibit B and were effected in the open market.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.
Exhibit B	A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to the date of this filing is filed herewith as Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 1, 2010
(Date)

Bruce R. Berkowitz
By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Capital Management, L.L.C.
By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Funds, Inc.

By: /s/ Paul Thomson
(Attorney-in-Fact)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

         The undersigned agree that this Schedule 13D/A dated October 1, 2010 relating to the Common Stock, par value $0.01, of Americredit Corp. shall be filed on behalf of the undersigned.

Bruce R. Berkowitz
By:  /s/ Paul Thomson
(Attorney-in-Fact)

Fairholme Capital Management, L.L.C.

By:  /s/ Paul Thomson (Attorney-in-Fact)

Fairholme Funds, Inc.

By:  /s/ Paul Thomson (Attorney-in-Fact)

Exhibit B

Transactions in the Shares  -- The Reporting Persons

Transactions in Accounts Managed by Fairholme Capital Management, L.L.C.

Transaction	Date	Shares	Price

Sale	8/17/2010	2,700	$24.10
Sale	9/15/2010	3,100	$24.36

SK 22146 0001 1134831